

Mail Stop 4628

June 15, 2017

Robert J. Brooks
Executive Vice President and Chief Financial Officer
Jones Energy, Inc.
807 Las Cimas Parkway
Suite 350
Austin, TX 78746

     Re: Jones Energy, Inc.
              Registration Statement on Form S-3
              Filed June 8, 2017
              File No. 333-218609

Dear Mr. Brooks:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 with any questions.

                  Sincerely,

                  /s/ Timothy S. Levenberg

                for H. Roger Schwall
                  Assistant Director
                  Office of Natural Resources

cc: Michael L. Bengtson
       Mollie Duckworth
       Baker Botts L.L.P.